Lock-Up Agreements

The attached form of Lock-Up Agreement was entered into by each of the following persons:

Name	Number of Shares	Number of Options
David J. Copeland	2,358,042	270,000
Rene G. Carrier	50,000	220,000
James Kerr	45,000	220,000
Brian Causey	3,000	239,000
Gordon Fretwell	40,000	220,000
Robert Schafer	300,000	220,000
Trevor Thomas	104,500	100,000
Russell Hallbauer	2,443,040	295,000

LOCK-UP AGREEMENT

            THIS AGREEMENT made the ____ day of ___________, 2014.

BETWEEN:

_____________________________

(the “Holder”)

AND:

TASEKO MINES LIMITED, a corporation existing under the laws of the Province of British Columbia, Canada

(“Taseko”)

WHEREAS:

A.         Taseko is concurrently herewith entering into an arrangement agreement (the “Arrangement Agreement”) with Curis Resources Ltd. (the “Company”) which provides for, among other things, Taseko acquiring, either directly or indirectly, all of the outstanding common shares (“Common Shares”) of the Company in exchange for 0.438 common shares of Taseko and all of the stock options (“Options”) of the Company in exchange for that number of common shares of Taseko which corresponds to the in-the-money value of the applicable Option (the “Transaction”). The Transaction will be carried out pursuant to a plan of arrangement under the Business Corporations Act (British Columbia) and will be subject to the requisite approval by securityholders of the Company at a special meeting of the Company’s securityholders (the “Curis Meeting”) to be held for that purpose.

B.         The Holder is the owner of, or has the power to control or direct, the Common Shares listed in Schedule A hereto (the “Subject Shares”) and/or the Options listed in Schedule A hereto (the “Subject Options”).

C.         This Agreement sets out the terms and conditions of the agreement of the Holder to vote or cause to be voted the Subject Shares and/or Subject Options listed in Schedule A hereto (the “Subject Securities”) in favour of the Transaction and otherwise support the Transaction as set forth herein.

D.         Taseko is relying on the covenants, representations and warranties of the Holder set forth in this Agreement in connection with Taseko’s execution and delivery of the Arrangement Agreement.

            NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, the parties hereto agree as follows:

1.0        INTERPRETATION

1.1        All capitalized terms used but not otherwise defined herein will have, unless the context otherwise requires, the respective meaning ascribed to them in the Arrangement Agreement. All references herein to the Arrangement Agreement or any portion thereof refer to the Arrangement Agreement as it may be amended or modified from time to time subsequent to the date hereof.

1.2	In this Agreement, unless otherwise expressly stated or the context otherwise requires:

	(a)	references to “herein”, “hereby”, “hereunder”, “hereof” and similar expressions are references to this Agreement and not to any particular Article or Section of this Agreement;

	(b)	references to an “Article” or a “Section” are references to an Article or Section of this Agreement;

	(c)	words importing the singular will include the plural and vice versa, and words importing gender will include the masculine, feminine and neuter genders;

	(d)	the use of headings is for convenience of reference only and will not affect the construction or interpretation hereof;

(e)

if the date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action will be required to be taken on the next succeeding day that is a Business Day;

(f)

a period of Business Days is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Vancouver time) on the last day of the period if the period is a Business Day or at 4:30 p.m. (Vancouver time) on the next Business Day if the last day does not fall on a Business Day;

(g)

the terms “material” and “materially” will, when used in this Agreement, be construed, measured or assessed on the basis of whether the matter would materially affect a party and its subsidiaries, taken as a whole; and

	(h)	wherever the term “includes” or “including” is used, it will be deemed to mean “includes, without limitation” or “including, without limitation”, respectively.

2.0        COVENANTS OF THE HOLDER WITH RESPECT TO THE TRANSACTION

2.1        Subject to Section Error! Reference source not found. of this Agreement, the Holder hereby covenants and irrevocably agrees that the Holder will, from the date of this Agreement until the termination of this Agreement pursuant to Section 5.0:

(a)	not, directly or indirectly:

(i)

make, solicit, assist, initiate, entertain, encourage, promote or knowingly facilitate, engage in or respond to any inquiries or the making of any proposals regarding any Alternative Proposal or that would reasonably be expected to lead to an Alternative Proposal;

(ii)

encourage or knowingly participate in any discussions or negotiations regarding, or knowingly furnish to any person (other than Taseko or its affiliates) any information in connection with, or otherwise co-operate with assist or participate in respect of, any Alternative Proposal or potential Alternative Proposal; or

(iii)	approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend any Alternative Proposal;

(b)

immediately cease and cause to be terminated any solicitation, encouragement, activity, discussion or negotiation with any persons (other than Taseko and its affiliates) that may be ongoing with respect to an Alternative Proposal, whether or not initiated by the Company;

(c)

if the Holder is a director or officer of the Company, use his or her commercially reasonable efforts, in his or her capacity as such, to cause the Company to comply with its obligations under the Arrangement Agreement (including without limitation its obligations under Section 5.5 and Section 5.6 of the Arrangement Agreement) and to do, or cause to be done, all things necessary, proper or advisable under all applicable Laws to complete the Transaction, including all of its commercially reasonable efforts to:

	(i)	obtain or co-operate in obtaining all necessary consents, waivers and approvals required to be obtained to consummate the Transaction;

(ii)

oppose, lift or rescind or co-operate in opposing, lifting or rescinding any injunction or restraining order or other order or action against seeking to stop, or otherwise adversely affecting the ability of, Taseko or the Company to consummate the Transaction;

(iii)

fulfil all conditions and satisfy all provisions of the Transaction Documents on its part, including, where applicable delivery of the certificates of its officers contemplated by Section 7.2 of the Arrangement Agreement; and

	(iv)	otherwise co-operate with Taseko in connection with the performance by Taseko of its obligations under the Transaction Documents;

(d)	not take any action or refrain from taking any action which would reasonably be expected to significantly impede or delay the consummation of the Transaction; and

(e)	not do indirectly that which it may not do directly by the terms of this Section 2.1.

2.2        If the Holder is a director or officer of the Company, nothing contained in this Agreement (including without limitation Section 2.1) will (a) restrict, limit or prohibit the Holder from exercising, in his or her capacity as a director or officer of the Company, his or her fiduciary duties to the Company under applicable law; or (b) require the Holder, in his or her capacity as an officer of the Company, to take any action in contravention of, or omit to take any action pursuant to, or otherwise take or refrain from taking any actions which are inconsistent with, instructions or directions of the Company’s board of directors undertaken in the exercise of their fiduciary duties. For the avoidance of doubt, nothing contained in this Agreement (including without limitation Section 2.1) will prohibit the Holder from taking or doing, for and on behalf of the Company, any action the Company is permitted to take or do pursuant to Section 5.5 or 5.6 of the Arrangement Agreement.

3.0        COVENANTS OF THE HOLDER WITH RESPECT TO SUBJECT SECURITIES

3.1        If the Holder acquires any additional Common Shares or Options following the date hereof, the Holder agrees to, forthwith upon such acquisition, give written notice to Taseko setting forth the number of such Common Shares and/or Options so acquired and acknowledges that such additional Common Shares and/or Options will be deemed to be Subject Shares and/or Subject Options for purposes of this Agreement.

3.2        The Holder hereby covenants and irrevocably agrees that the Holder will, from the date of this Agreement until the termination of this Agreement pursuant to Section 5.0:

(a)

cause all of the Subject Securities to be present for the purposes of quorum at the Curis Meeting and vote or to cause to be voted all of the Subject Securities at the Curis Meeting (or any adjournment or postponement thereof) in favour of the Arrangement Resolutions and any other matter put before the Curis Meeting that could reasonably be expected to facilitate the Transaction;

(b)

cause all of the Subject Securities to be present for the purposes of quorum and vote or cause to be voted all of the Subject Securities against any matter that could reasonably be expected to delay, prevent or frustrate the successful completion of the Transaction at any meeting of the securityholders of the Company called for the purpose of considering the same and will not purport to tender or deposit any of the Subject Securities into any transaction other than the Transaction;

(c)

except with respect to Subject Shares beneficially owned through an intermediary, no later than five Business Days prior to the date of the Curis Meeting, the Holder will deliver or cause to be delivered to the Company a duly executed proxy or proxies (or other appropriate voting instrument) in respect of the Subject Securities directing the holder of such proxy or proxies (or other appropriate voting instrument) to vote in favour of the Arrangement Resolutions and any other matter put before the Curis Meeting that could reasonably be expected to facilitate the Transaction;

(d)

in the case of Subject Shares beneficially owned through an intermediary, no later than 10 Business Days prior to the date of the Curis Meeting, the Holder will deliver or cause to be delivered, a duly executed voting instruction form to the intermediary through which the Holder holds its beneficial interest in the Subject Shares (provided, that if the Holder is a non-objecting beneficial owner, such voting instructions will be delivered directly to the Company) instructing that the Subject Shares be voted at the Curis Meeting in favour of the Arrangement Resolutions and any other matter put before the Curis Meeting that could reasonably be expected to facilitate the Transaction; and

(e)	such proxy or proxies in Section 3.2(c) will name those individuals as may be designated by the Company in the Curis Circular and will not be revoked without the written consent of Taseko.

3.3        The Holder hereby covenants and irrevocably agrees that the Holder will not, from the date of this Agreement until the termination of this Agreement pursuant to Section 5.0:

(a)	exercise any Dissent Rights in respect of the Transaction;

(b)

option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey or enter into any forward sale, repurchase agreement or other monetization transaction with respect to any of the Subject Securities, or any right or interest therein, to any person or group or agree to do any of the foregoing; provided, however, that the Holder may exercise the Subject Options in exchange for Common Shares (which will thereafter be Subject Shares) in accordance with their terms;

(c)

other than the grant of proxies to vote at any regularly held annual meeting of the shareholders of the Company with respect to matters that do not affect the Transaction, grant or agree to grant any proxy, power of attorney or other right to vote the Subject Securities, or enter into any voting agreement, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings or give consents or approval of any kind with respect to any of the Subject Securities; or

(d)	requisition or join in any requisition of any meeting of Curis Shareholders or Curis Securityholders without the prior written consent of Taseko.

3.4        The Holder irrevocably and unconditionally consents to the details of this Agreement being set out in the Curis Circular and/or any application for a court order and this Agreement being made publicly available, including by filing on SEDAR.

3.5        Except as required by applicable law or applicable stock exchange requirements, the Holder will not make any public announcement or statement with respect to the transactions contemplated herein or pursuant to the Arrangement Agreement without the prior written approval of Taseko.

4.0        REPRESENTATIONS AND WARRANTIES OF THE HOLDER

4.1        The Holder represents and warrants to Taseko as follows and acknowledges that Taseko is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement and the Arrangement Agreement:

(a)

in the case where the Holder is a corporate body, the Holder has been duly formed and is validly existing under the laws of its jurisdiction of incorporation or formation and has all necessary powers and authority to execute and deliver this Agreement and to perform its obligations hereunder;

(b)	the Holder has all necessary power, authority, capacity and right to enter into this Agreement and to carry out each of his, her or its obligations under this Agreement;

(c)

this Agreement has, to the extent applicable, been duly authorized, executed and delivered by the Holder and, assuming the due authorization, execution and delivery by Taseko, constitutes a legal, valid and binding obligation of the Holder, enforceable by Taseko against the Holder in accordance with its terms, subject, however, to limitations imposed by applicable Laws in connection with bankruptcy, insolvency or similar proceedings and to the extent that the award of equitable remedies such as specific performance and injunction is within the discretion of the court from which they are sought;

(d)	the Holder is either:

(i)	the legal and beneficial owner of record; or

(ii)	the beneficial owner exercising control and direction over (but not the holder of record of),

the Subject Securities, in each case, with good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever;

(e)	the Holder has the sole right to sell and vote all the Subject Securities;

(f)

except pursuant to this Agreement or the terms of the Subject Options, if any, no individual or entity has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer from the Holder of any of the Subject Securities or any interest therein or right thereto, including without limitation any right to vote (whether by proxy, power of attorney, voting agreement, voting trust, vote pooling or other agreement) or give consents or approvals of any kind;

(g)

none of the execution and delivery by the Holder of this Agreement or the completion or performance of the transactions contemplated hereby or the compliance with the obligations hereunder by the Holder will result in a breach of (i) the constating documents of the Holder, if applicable; (ii) any agreement or instruments to which the Holder is a party or by which the Holder or any of the Holder’s property or assets is bound; or (iii) any judgment, decree, order or award of any Governmental Entity with respect to the Holder, except, in the case of clauses (ii) and (iii), such breaches which could not, individually or in the aggregate, impair the ability of the Holder to perform its obligations under this Agreement or otherwise materially delay the Holder in performing such obligations;

(h)

no consent, waiver, approval, authorization, order, exemption, registration license or declaration of or by, or filing with any Governmental Entity which has not been made or obtained, is required to be made or obtained by the Holder in connection with the execution and delivery by the Holder and the enforcement against the Holder of this Agreement;

(i)	(i)	the Subject Securities are the only securities of the Company or its subsidiaries owned, directly or indirectly, by the Holder or over which the Holder exercises direct or indirect control or direction; and

(ii)

the Holder has no agreement or option, or right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Holder of additional securities of the Company other than pursuant to the exercise of Subject Options (if any); and

(j)

there are no legal proceedings in progress or pending before any Governmental Entity or, to the knowledge of the Holder, threatened against the Holder or its affiliates that would adversely affect in any manner the ability of the Holder to enter into this Agreement and to perform its obligations hereunder.

5.0	TERMINATION

5.1	This Agreement will automatically terminate:

	(a)	upon termination of the Arrangement Agreement in accordance with its terms; or

	(b)	immediately following the Effective Time.

5.2        This Agreement may be terminated at any time on the date upon which Taseko and the Holder mutually agree to terminate this Agreement.

5.3        If this Agreement is terminated pursuant to Section 5.1 or 5.2, this Agreement will terminate and be of no further force or effect. Notwithstanding anything else contained herein, such termination will not relieve any party from liability for any breach of this Agreement by the party prior to such termination.

6.0        GENERAL

6.1        This Agreement will become effective as among Taseko and the Holder concurrently upon execution and delivery of the Arrangement Agreement by the Company and Taseko and execution and delivery hereof by Taseko.

6.2        The Holder and Taseko will, from time to time, promptly execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require to effectively carry out the intent of this Agreement.

6.3        This Agreement will not be assignable by any party. This Agreement will be binding upon and will enure to the benefit of and be enforceable by each of the parties hereto and their respective successors.

6.4        Time will be of the essence of this Agreement.

6.5        This Agreement and the rights and obligations of the parties hereto will be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and the Holder and Taseko irrevocably attorn to the jurisdiction of the courts of the Province of British Columbia.

6.6 Each of the parties hereto agrees with the others that:

(a)	money damages would not be a sufficient remedy for any breach of this Agreement by any of the parties;

(b)

in addition to any other remedies at law or in equity that a party may have, such party will be entitled to seek equitable relief, including injunction and specific performance, in addition to any other remedies available to the party, in the event of any breach of the provisions of this Agreement; and

(c)	any party that is a defendant or respondent will waive any requirement for the securing or posting of any bond in connection with such remedy.

Each of the parties hereby consents to any preliminary applications for such relief to any court of competent jurisdiction. The prevailing party will be reimbursed for all costs and expenses, including reasonable legal fees, incurred in enforcing the other party’s obligations hereunder. Such remedies will not be deemed to be exclusive remedies for the breach of this Agreement but will be in addition to all other remedies at law or in equity.

6.7        If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not irremediably affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled according to their original tenor to the extent possible.

6.8        This Agreement constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof.

6.9        The language used in this Agreement is the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any party.

6.10      The Holder has either sought and obtained independent legal advice or determined not to do so.

6.11      This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument, and it will not be necessary in making proof of this Agreement to produce more than one counterpart.

[The remainder of this page is intentionally blank.]

            IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

SIGNED, SEALED AND DELIVERED in the presence of:

Signature

Address

Occupation	_____________________________________

TASEKO MINES LIMITED

Per:  _______________________________________________
         Authorized Signatory

[Signature Page for Lock-Up Agreement.]

SCHEDULE A
List of Subject Shares and Subject Options

[Complete as appropriate]

Subject Shares

Number of Common Shares held	Name of Holder or Intermediary Holding same

Subject Options

Number of Options	Exercise Price	Expiry Date

[Schedule for Lock-Up Agreement.]